

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Vince Burgess
President, Chief Executive Officer and Director
Acutus Medical, Inc.
2210 Faraday Ave., Suite 100
Carlsbad, CA 92008

Re: **Acutus Medical, Inc.**
Draft Registration Statement on Form S-1
Filed May 27, 2021
File No. 377-04934

Dear Mr. Burgess:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Denenberg, Esq.